Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Apeiron Capital Investment Corp. (the “Company”) on Amendment No. 2 to Form S-1 of our report dated March 15, 2021, except for Note 2, as to which the date is June 24, 2021, and Note 9, as to which the date is August 27, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Apeiron Capital Investment Corp. as of February 24, 2021 and for the period ended from January 1, 2021 (commencement of operations) through February 24, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 27, 2021